Via EDGAR
January 31, 2011
Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Re:	Glacier Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Quarterly Periods Ended March 31, 2010,
June 30, 2010, and September 30, 2010
File No. 000-18911
Dear Mr. Pande:
Consistent with telephone conversations with Ms. Lindsay McCord, Accountant, the following response has been prepared by Glacier Bancorp, Inc. (the “Company”) to your January 12, 2011 comment letter regarding the Form 10-K filed by the Company for the fiscal year ended December 31, 2009 and Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010. The time for responding to the comment letter was extended to January 31, 2011 in order to provide each of the Company’s eleven bank subsidiaries sufficient time to separately accumulate certain requested information and thereby provide the Staff with a complete and comprehensive response to each of the comments.
For convenience and ease of review, we have reprinted below the text of the comment in your correspondence, followed by the Company’s response.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Note (12) Fair Value of Financial Instruments, page 22
1.	We note from your response to prior comments two and five of our letter dated June 25, 2010 that you rely either on new or updated appraisals and evaluations or you adjust the last appraisal or evaluation to determine the valuation of your collateral-dependent

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

impaired loans and other real estate owned. We note the adjustments made to fair value determined by appraisal or evaluation are based on other factors and events in the environment including the timing of cash flows expected to be received. Please revise future filings to include the above information that was provided in your response for both impaired loans and other real estate owned.
Response:
In addition to the expanded discussion regarding the appraisal and evaluation process that will be included (see below) in the Company’s Form 10-K for the year ended December 31, 2010, the following is an expanded discussion consistent with the request that will be included in the fair value of financial instruments footnote in future filings as deemed necessary:
Other real estate owned: other real estate owned is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell. Estimated fair value of other real estate owned is based on appraisals or evaluations. Other real estate owned is classified within Level 3 of the fair value hierarchy.
Collateral-dependent impaired loans, net of ALLL: loans included in the Company’s financials for which it is probable that the Company will not collect all principal and interest due according to contractual terms are considered impaired in accordance with FASB ASC Topic 310, Receivables. Estimated fair value of collateral-dependent impaired loans is based on the fair value of the collateral, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.
In determining fair values of the above “other real estate owned” and the “collateral-dependent impaired loans” categories, the Company considers the appraisal or evaluation as the starting point for determining fair value and the Company also considers other factors and events in the environment that may affect the current fair value.
Provided below is the “Appraisal and Evaluation Process” discussion that will also be included in the Company’s Form 10-K for the year ended December 31, 2010:
Appraisal and Evaluation Process
The Company reviews appraisals and evaluations, giving consideration to the highest and best use of the collateral, with values reduced by discounts to consider lack of marketability and estimated costs to sell. Although the Company considers the appraised value of collateral as the starting point for determining fair value, the Company also considers other factors and events in the environment that may affect the current fair value, including the Company’s experience with whether the appraised values of impaired collateral-dependent loans are actually realized, and

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

the timing of cash flows expected to be received from the underlying collateral to the extent such timing is significantly different than anticipated in the most recent appraisal. After review and acceptance of the appraisal or evaluation (new or updated), adjustments to an impaired loan’s value may occur. New or updated appraisals or evaluations are generally obtained when it has been determined that a collateral-dependent loan has become impaired, when it is likely that a real-estate loan will be foreclosed upon, and for other real estate owned in connection with its transfer to the Company. Thereafter, appraisals or evaluations (new or updated) are reviewed at least quarterly and more frequently based on current market conditions, including deterioration in a borrower’s financial condition and when property values may be subject to significant volatility.
The Company’s Loan Policy and credit administration practices adopt and implement the applicable requirements of the Interagency Appraisal and Evaluation Guidelines (and the Interagency Guidelines for Real Estate Lending Policies in Appendix A to Part 365 of Title 12, CFR) (collectively, the “Guidelines”) and the Uniform Standards of Professional Appraisal Practice (“USPAP”) as established and amended by the Appraisal Standards Board. The Company’s Loan Policy establishes criteria for obtaining appraisals or evaluations, including transactions that are otherwise exempt from the appraisal requirements set forth within the Guidelines. The time between ordering an appraisal or evaluation is typically two to three weeks for residential property and four to six weeks for non-residential property. For real estate properties that are of highly specialized or limited use, significantly complex or large, additional time beyond the typical times may be required for new appraisals or evaluations.
As part of the Company’s credit administration and portfolio monitoring practices, the Company’s regular internal and external credit examinations review a significant number of individual loan files. Appraisals and evaluations are reviewed to determine whether the methods, assumptions, and findings are reasonable and in compliance with the Company’s Loan Policy and credit administration practices, the Guidelines and USPAP standards. Such reviews include the adequacy of the steps taken by the Company to ensure that the individuals who perform appraisals and evaluations are appropriately qualified and are not subject to conflicts of interest. Deficiencies, if any, are reported to the Board of Directors and prompt corrective action is taken.
2.	In addition, we note your response to prior comment two of our letter dated June 25, 2010 that states the adjustments to the carrying value of an impaired loan can be made through a provision for loan loss, a charge-off, or a recovery. Please tell us and revise future filings to describe the facts and circumstances that would lead to an upward adjustment or recovery in the carrying value of an impaired loan. In addition,

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

please tell us the total recoveries for the nine months ended September 30, 2010 due to the adjustments made to the carrying value of a loan.
Response:
The following is an expanded discussion consistent with the request that will be included in future filings as deemed necessary:
In determining the appropriate balance of the Allowance for Loan and Lease Losses (“ALLL”), the Company attributes portions of the ALLL to loans that it evaluates and determines to be impaired under FAS 114 and to groups of loans that it evaluates collectively under FAS 5. However, the ALLL is available to cover all charge-offs that arise from the loan portfolio.
At the time a loan is identified as impaired, it is measured for impairment and thereafter reviewed and measured on at least a quarterly basis for additional impairment. The amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except when it is determined that repayment of the loan is expected to be provided solely by the underlying collateral. For collateral-dependent loans, impairment is measured by the fair value of the collateral less the estimated cost to sell. The Company measures impairment on collateral-dependent loans on a loan-by-loan basis.
Facts and circumstances that would lead to an upward adjustment or recovery in the value of an impaired loan where impairment is measured based on the present value of expected cash flows includes an increase in the expected cash flows. For example, if the present value of expected cash flows for an impaired loan (that is not collateral-dependent) increases by $1,000,000, the specific portion of the ALLL attributed to such impaired loan may decrease by an identical amount.
Facts and circumstances that would lead to an upward adjustment or recovery in the carrying value of an impaired collateral-dependent loan includes (i) an appraisal or evaluation (new or updated) that reflects an increase in the value of the collateral underlying the impaired loan, or (ii) a decrease in the estimated costs to sell the underlying collateral. Like the example in the prior paragraph, if the appraised value of real estate collateral underlying a collateral-dependent loan increases by $1,000,000, the specific portion of the ALLL attributed to such impaired loan may decrease by an identical amount.
However, upward adjustments or recoveries in the fair value of an impaired loan during 2009 and 2010 have been and are expected to continue to be very rare in occurrence in recognition of the continuing economic downturn with its stress upon cash flows and collateral values, especially real estate related. Upward adjustment

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

or recovery in the fair value of an impaired loan is recognized by the Company only when supported by independent third-party documented information.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Non-Interest Expense, page 31
3.	We note your response to prior comment five of our letter dated June 25, 2010 that you considered taking aggressive efforts to market the real estate and other assets owned (e.g., auctions of individual properties or combination of properties). In addition, we note your disclosure on page 31 that the loss on sale of other real estate owned was $6.3 million for the nine months ended September 30, 2010. Please tell us and include in future filings, how you considered these aggressive market strategies in your determination of estimated selling costs for your real estate and other assets owned. In addition, please expand your disclosures on the loss due to sale of other real estate owned to include a discussion of the changes made in your marketing efforts and the amount of related loss.
Response:
The following is an expanded discussion consistent with the request. This expanded discussion will be included in future filings as deemed necessary:
With respect to the $6.3 million of loss realized in the nine months ended September 30, 2010 from dispositions of other real estate owned, $3.1 million resulted from the sales of individual or a combination of properties through auctions conducted by several of the bank subsidiaries. Of the other real estate owned properties sold during the third quarter, whether sold individually or through auction, several were sold at less than fair value, such strategic decisions taking into account the potential for increases or decreases in the property’s value over time and related holding period costs. Costs of the auctions, including property-specific marketing costs and service fees paid to the third-party auction firms, are aggregated with other directly-related selling costs in determining the loss realized from disposition of the other real estate owned.
The use of auctions during the third quarter of 2010 was undertaken by the Company as a step in evaluating strategic alternatives and consideration of more aggressive efforts to market other real estate and other assets owned outside of the Company’s geographic operations to attract additional interest. In addition to auctions, the Company utilizes real estate companies (local and national franchises) as well as showcasing select properties through the websites of the bank subsidiaries. Strategies for disposition of other real estate and other assets owned

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

by each subsidiary are developed specific to each property. The Company does not intend to use auctions for disposition of other real estate or other assets owned until the second or third quarters of 2011, if at all.
Additional Management’s Discussion and Analysis
Non-Performing Assets, page 42
4.	We note your disclosure on page 43 that most of the non-performing assets are secured by real estate and based on current information Management determined that the value of the underlying collateral is adequate to minimize significant charge-offs or losses. In addition, we note that partial charge-offs totaling $25.8 million were made on impaired loans that you continue to have concern about the collectability of the remaining balance of $38.4 million at September 30, 2010. Due to the significant impact the collateral value has to your valuation of impaired loans and charge-offs please disclose the following in future filings:
•	How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Describe how charge-offs for confirmed losses impact the coverage ratio (total allowance for loan losses divided by total nonperforming loans). For example, consider providing the following types of disclosure:
•	Nonperforming loans for which the full loss has been charged-off to total loans;

•	Nonperforming loans for which the full loss has been charged-off to total nonperforming loans;

•	Charge-off rate for nonperforming loans for which the full loss has been charged-off;

•	Coverage ratio net of nonperforming loans for which the full loss has been charged-off;

•	Total Allowance / (Total loans — Nonperforming loans for which the full loss has been charged-off); and

•	Allowance for individually impaired loans / Total loans that are individually impaired.
Response:
The following is an expanded discussion consistent with the request that will be included in future filings as deemed necessary:
At the time a loan is identified as impaired, it is measured for impairment and thereafter reviewed and measured on at least a quarterly basis for additional

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

impairment. For collateral-dependent loans, impairment is measured by the fair value of the collateral less the estimated cost to sell. The Company measures impairment on collateral-dependent loans on a loan-by-loan basis.
Subsequent to receiving an updated appraisal on a partially charged-off impaired loan, an additional charge-off may be necessary when the ultimate collectability of the remaining total principal of an impaired loan is in doubt. If such loan remains or is designated as non-accrual, all payments are applied to principal under the cost recovery method.
Loans are designated non-accrual and the accrual of interest is discontinued when the collection of the contractual principal or interest is unlikely. A loan is typically placed on non-accrual when principal or interest is due and has remained unpaid for ninety days or more unless the loan is in process of collection and well-secured by collateral the fair value of which is sufficient to pay off the debt in full. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current period interest income. Subsequent payments are applied to the outstanding principal balance if doubt remains as to the ultimate collectability of the loan. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.
With respect to the impact of charge-offs for confirmed losses upon the coverage ratio (total allowance for loan losses divided by total nonperforming loans) and the suggested additional disclosures in the comment, the components of the following suggested coverage ratio were included in the Company’s Form 10-K for the year ended December 31, 2009, and the Form 10-Q for each of the quarterly periods ended March 31, 2010, June 30, 2010, and September 30, 2010.
Allowance for individually impaired loans / Total loans that are individually impaired.
Presented below is the relevant disclosure excerpted from page 40 of the Company’s Form 10-Q for the quarter ended September 30, 2010 (with emphasis added by underlined text):
The allowance determined by each of the community bank subsidiaries is combined together into a single allowance for the Company. As of September 30, 2010 and 2009, the Company’s allowance consisted of the following components:

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

	September 30,	September 30,
(Unaudited — Dollars in thousands)	2010	2009

Specific allowance	$18,622	23,056
General allowance	115,635	102,274

Total allowance	$134,257	125,330

The specific valuation allowance of $18.6 million pertains to total impaired loans of $232.4 million. Included in the impaired loans is $144.5 million of loans which have no specific valuation allowance since the fair values (less estimated costs to sell) exceed the carrying values of such loans.
The Company will continue to provide narrative disclosure of the components of the particular coverage ratio in future filings. The Company will also evaluate providing the suggested additional disclosures about the coverage ratio in future filings. In the meantime, the Company believes its additional disclosures in its Form 10-K for the year ended December 31, 2010 provided in response to Accounting Standards Update (ASU) Update No. 2010-20 — Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses — will further provide enhanced disclosures to investors and other interested parties.
5.	We note your response to prior comment one of our letter dated June 25, 2010 and your disclosure on page 44 that you had $30.6 million of loans that were issued to a single borrower or related party group of borrowers that also had troubled debt restructured loans (TDRs) during the period that were classified as nonaccrual or partially charged-off. Please tell us and revise future filings to disclose the factors you consider on an ongoing basis to determine whether the non-restructured loans issued to the same borrower(s) should continue to accrue interest.
Response:
Consistent with the request, the following is an expanded disclosure with additional text (underlined) that is incorporated into the relevant portion of the Company’s disclosure excerpted from page 44 of the Company’s Form 10-Q for the quarter ended September 30, 2010, such expanded disclosure to be included in future filings as deemed necessary:
A restructured loan is considered a troubled debt restructuring (“TDR”) if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. With respect

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

to the types of loan modifications made to the identified restructured loans, the following modifications were made:
•	Reduction of the stated interest rate for the remaining term of the debt

•	Extension of the maturity date(s) at a stated rate of interest lower than the current market rate for newly originated debt having similar risk characteristics, and

•	Reduction of the face amount of the debt as stated in the debt agreements.
Each restructured debt is separately negotiated with the borrower and includes terms and conditions that reflect the borrower’s prospective ability to service the debt as modified. The Company has not restructured any commercial real estate loans that resulted in the creation of multiple new loans. The Company does not utilize the multiple loan strategy when restructuring loans regardless of whether or not the notes are TDR loans. The Company’s TDR loans are considered impaired loans, of which the majority is designated as nonaccrual. The Company does not have any commercial TDR loans as of September 30, 2010 that have repayment dates extended at or near the original maturity date for which the Company has not classified as impaired. The Company had troubled debt restructuring loans of $71.3 million as of September 30, 2010. The Company has troubled debt restructured loans issued to a single borrower or related party groups that are currently in nonaccrual status or that have had charge-offs during the year, but which continue to have other loans that are currently recorded on accrual status. The amount of these troubled debt restructures is $19.7 million as of September 30, 2010 and the amount of the accruing loans is $30.6 million as of September 30, 2010.
The Company recognizes that while borrowers may experience deterioration in their financial condition, many continue to be creditworthy customers who have the willingness and capacity for debt repayment. In determining whether non-restructured loans issued to a single or related party group of borrowers should continue to accrue interest, the Company on a quarterly or more frequent basis performs an updated and comprehensive assessment of the willingness and capacity of the borrowers’ to timely and ultimately repay their total debt obligations, including contingent obligations. Such analysis takes into account current financial information about the borrowers and financially responsible guarantors, if any, including for example:
•	analysis of global, i.e., aggregate debt service for total debt obligations;

•	assessment of the value and security protection of collateral pledged using current market conditions and alternative market assumptions across a variety of potential future situations; and

•	loan structures and related covenants.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

6.	We note from your response to prior comment ten of our letter dated June 25, 2010 that you consider new or updated appraisals or evaluations, expected cash flows and the timing thereof, and other current information in your determination of the fair value of your construction and ADC loans. Please revise future filings to include the information related to these portfolios from your response. In addition, given that residential construction and land, lot, and other construction portfolios account for more than half of your total net charge-offs and non-accrual loans, please provide enhanced disclosures related to this concentration of credit risk and tell us the following for the five largest loans in these portfolios:
•	General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.);

•	The type of collateral securing the loan;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship; and

•	Additional information considered for supporting the allocated allowance for loan loss for each credit.
Response:
Consistent with the request, the following is an excerpted portion of the Company’s response of September 3, 2010 (to your prior comment ten of your letter dated June 25, 2010) with revised text (underlined) to reflect enhanced disclosure related to the construction portfolios’ concentration of credit risk. Such information is provided in addition to the tabular loan information provided by the Company under the headings of “Loan Portfolio by Bank Subsidiary and Regulatory Classification” and “Non-Performing Loans and Real Estate Owned” in the Company’s Form 10-K for the year ended December 31, 2009, and similar tabular loan disclosures provided in the sections labeled “Loan Portfolio” (pages 34 and 35), “Allowance for Loan and Lease Losses” (pages 39 and 40) and “Non-performing Assets” (pages 42 and 43) in the Company’s Form 10-Q for the quarterly period ended September 30, 2010. The expanded discussion presented below will be included in future filings as deemed necessary:

The allowance determined by each bank subsidiary is combined together into a single allowance for the Company. As of December 31, 2009, the Company’s allowance consisted of the following components:

Specific	$19,760
General	$123,167

Total	$142,927

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

The specific valuation allowance of $19.760 million pertains to impaired loans, net of government guarantees, of $218.7 million. Though impaired, loans for which no specific valuation allowance is established have fair values (less estimated costs to sell) that exceed the carrying values of such loans. Fair values are determined based on the present value of expected future cash flows (discounted at the loan’s effective interest rate), except when it is determined that repayment of the loan is expected solely from the underlying collateral. The credit risk related to the Company’s construction loan portfolio, including residential construction (pre-sold and spec), land and lot construction (consumer and operative builders) and other acquisition and development construction (ADC) loans was considered in the ongoing monitoring of such loans, including assessments based on current information, including new or updated appraisals or evaluations, expected cash flows and the timing thereof, as well as the estimated costs to sell when such costs are expected to reduce the cash flows available to repay or otherwise satisfy the construction loan.

The information requested regarding the five largest non-performing loans is included in Exhibit A to this response letter. The ALLL allocated, i.e., attributed to each of the 5 non-performing loans was determined as previously described in response to Question 2 of this letter. *
7.	We note your disclosure on page 44 that the majority of your commercial real estate impaired loans had new or updated appraisals in the latter half of 2009 or 2010. Please tell us and include in future filings the approximate amount or percentage of impaired loans for which the Company relied on a new or updated appraisal of the collateral that was not more than one year old to assist in measuring impairment.
Response:
Consistent with the request, the Company provides the following information:

In measuring impairment on commercial real estate loan dollar balances as of December 31, 2010, the Company relied on new or updated appraisals of the collateral as follows:

Not more than one year old	64 percent
One year to 18 months	24 percent
Greater than 18 months	13 percent

Loans greater than $1 million
Not more than one year old	75 percent
One year to 18 months	21 percent
Greater than 18 months	3 percent

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

For added context to the above information, provided below is the “Appraisal and Evaluation Process” discussion that will also be included in the Company’s Form 10-K for the year ended December 31, 2010:
Appraisal and Evaluation Process
The Company reviews appraisals and evaluations, giving consideration to the highest and best use of the collateral, with values reduced by discounts to consider lack of marketability and estimated costs to sell. Although the Company considers the appraised value of collateral as the starting point for determining fair value, the Company also considers other factors and events in the environment that may affect the current fair value, including the Company’s experience with whether the appraised values of impaired collateral-dependent loans are actually realized, and the timing of cash flows expected to be received from the underlying collateral to the extent such timing is significantly different than anticipated in the most recent appraisal. After review and acceptance of the appraisal or evaluation (new or updated), adjustments to an impaired loan’s value may occur. New or updated appraisals or evaluations are generally obtained when it has been determined that a collateral-dependent loan has become impaired, when it is likely that a real-estate loan will be foreclosed upon, and for other real estate owned in connection with its transfer to the Company. Thereafter, appraisals or evaluations (new or updated) are reviewed at least quarterly and more frequently based on current market conditions, including deterioration in a borrower’s financial condition and when property values may be subject to significant volatility.

The Company’s Loan Policy and credit administration practices adopt and implement the applicable requirements of the Interagency Appraisal and Evaluation Guidelines (and the Interagency Guidelines for Real Estate Lending Policies in Appendix A to Part 365 of Title 12, CFR) (collectively, the “Guidelines”) and the Uniform Standards of Professional Appraisal Practice (“USPAP”) as established and amended by the Appraisal Standards Board. The Company’s Loan Policy establishes criteria for obtaining appraisals or evaluations, including transactions that are otherwise exempt from the appraisal requirements set forth within the Guidelines. The time between ordering an appraisal or evaluation is typically two to three weeks for residential property and four to six weeks for non-residential property. For real estate properties that are of highly specialized or limited use, significantly complex or large, additional time beyond the typical times may be required for new appraisals or evaluations.

As part of the Company’s credit administration and portfolio monitoring practices, the Company’s regular internal and external credit examinations review a significant number of individual loan files. Appraisals and evaluations are reviewed to determine whether the methods, assumptions, and findings are reasonable and in compliance with the Company’s Loan Policy and credit administration practices, the Guidelines and USPAP standards. Such reviews include the adequacy of the

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

steps taken by the Company to ensure that the individuals who perform appraisals and evaluations are appropriately qualified and are not subject to conflicts of interest. Deficiencies, if any, are reported to the Board of Directors and prompt corrective action is taken.
We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to call our counsel Steve Klein at (206) 340-9648 or the undersigned at (406) 751-7706.

Very truly yours, Glacier Bancorp, Inc.
/s/ Ron J. Copher
Ron J. Copher
Senior Vice President and Chief Financial Officer
CC: Ms Lindsay McCord

*	Exhibit A (Has been omitted and is submitted separately under a request for Confidential Treatment)